UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UNITED INDUSTRIAL CORPORATION

(Name of Subject Company (Issuer))

Marco Acquisition Sub Inc.
and
Textron Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

910671106

(CUSIP Number of Class of Securities)

Terrence O’Donnell, Esq.

Executive Vice President and General Counsel

Textron Inc.

40 Westminster Street

Providence, RI 02903

(401) 421-2800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Louis A. Goodman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$863,836,407	$26,519.78

*                     Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated on the offer to purchase all of the outstanding shares of common stock of United Industrial Corporation at a purchase price of $81.00 in cash per share and 9,898,102 shares issued and outstanding and outstanding options (vesting on or before February 7, 2008) with respect to 766,545 shares, in each case as of October 15, 2007.

**               The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003070.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 26,519.78	Filing Party:	Marco Acquisition Sub Inc. and Textron Inc.
Form or Registration No.: Schedule TO-T	Date Filed: October 16, 2007

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:
910671106

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO originally filed on October 16, 2007 by Textron Inc., a Delaware corporation (“Textron”), and Marco Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Textron, relating to the offer by Purchaser, to purchase all outstanding shares of common stock, par value $1.00 per share, of United Industrial Corporation, a Delaware corporation, at a price of $81.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 16, 2007 and in the related Letter of Transmittal.

Item 12 of the Schedule TO is hereby amended as follows:

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended to replace the following exhibit in its entirety: “(a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees”

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEXTRON INC.

By:	/s/ ARNOLD M. FRIEDMAN
	Name:	Arnold M. Friedman
	Title:	Vice President and Deputy General Counsel

MARCO ACQUISITION SUB INC.

By:	/s/ JOHN R. CURRAN
	Name:	John R. Curran
	Title:	President

Dated: October 18, 2007

3

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 16, 2007*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)

Text of press release issued by Textron, dated October 8, 2007 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)*

(a)(1)(G)

UIC Acquisition Presentation, dated October 8, 2007 (slides) (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)*

(a)(1)(H)

UIC Acquisition Presentation (transcript), dated October 8, 2007 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)*

(a)(1)(I)	Form of summary advertisement, published October 16, 2007*
(b)(1)

5-Year Credit Agreement, dated as of March 28, 2005, among Textron, the Banks listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, and Citibank, N.A., as Syndication Agent (“5-Year Credit Agreement”) (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on March 31, 2005)*

(b)(2)

Amendment No. 1 to 5-Year Credit Agreement, dated as of April 21, 2006 (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on April 25, 2006)*

(b)(3)

Amendment No. 2 to 5-Year Credit Agreement, dated as of April 20, 2007 (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on April 24, 2007)*

(b)(4)

$750,000,000 Senior Unsecured Credit Facility Commitment Letter, dated October 12, 2007, among Citigroup Global Markets Inc., Banc of America Securities LLC, Bank of America, N.A., Goldman Sachs Credit Partners L.P. and Textron*

(d)(1)

Agreement and Plan of Merger dated as of October 7, 2007, by and among Purchaser, UIC and Textron (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on October 9, 2007)*

(d)(2)	Tender and Support Agreement dated as of October 7, 2007, by and among Purchaser, Textron, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein and Glen M. Kassan*
(d)(3)	Confidentiality Letter Agreement dated July 10, 2007, between UIC and Textron*
(d)(4)	Eagle Eye Care Teaming Agreement by and between Bell Helicopter Textron Inc., Lockheed Martin Corporation, AAI Corporation, and Textron Systems Corporation, entered into July 21, 2004*
(g)	Not applicable
(h)	Not applicable

*                    Previously filed on October 16, 2007 as an exhibit to the Schedule TO.

4